UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

KNOT Offshore Partners LP (the “Partnership”) (NYSE: KNOP) announced on June 23, 2014 that it has entered into agreements to acquire from Knutsen NYK Offshore Tankers AS all of the ownership interests in the companies that own and operate the shuttle tankers Hilda Knutsen and Torill Knutsen (the “Acquisitions”). The purchase price of the Hilda Knutsen is $166.0 million, net of $109.6 million of outstanding indebtedness related to the vessel. The purchase price of the Torill Knutsen is $169.0 million, net of $112.1 million of outstanding indebtedness related to the vessel. The Partnership expects to fund the cash portion of the purchase prices by issuing equity. The Partnership expects the Acquisitions to close within approximately 30 days, subject to customary closing conditions. If these conditions are not satisfied or waived, the Partnership will not complete either or both of the Acquisitions. The Acquisitions may not close as anticipated or may close with adjusted terms.

Each of the Hilda Knutsen and the Torill Knutsen will be operating in the North Sea under time charters (the “Hilda Charter” and the “Torill Charter,” together, the “Hilda and Torill Charters”) with Eni Trading & Shipping S.p.A. (“Eni”). The Hilda and Torill Charters commenced upon delivery of the Hilda Knutsen and the Torill Knutsen in the third quarter of 2013 and each will terminate five years after delivery. Eni has options to extend each of the charters for up to five one-year periods. In the case of the Torill charter, Eni has the option, at any time before May 31, 2016, to extend the charter term to ten years in exchange for a reduction in hire rate.

Pursuant to Rule 3-05 of Regulation S-X, separate audited financial statements of Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS presented on a combined basis as of and for the year ended December 31, 2013 and 2012 have been included in this report and attached hereto as Exhibit 99.1. Unaudited interim financial statements of Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS presented on a combined basis as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, prepared on the same basis as the audited combined financial statements, have been included in this report and attached hereto as Exhibit 99.2.

Attached as Exhibit 99.3 is a copy of the Unaudited Combined and Consolidated Pro Forma Financial Statements of the Partnership, which give effect to the Acquisitions. Attached as Exhibit 99.5 is a press release announcing the Acquisitions.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

99.1	Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Combined Financial Statements as of and for the Year Ended December 31, 2013 and 2012

99.2	Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Unaudited Combined Financial Statements as of March 31, 2014 and for the Three Months Ended March 31, 2014 and 2013

99.3	KNOT Offshore Partners LP Unaudited Pro Forma Consolidated and Combined Financial Statements

99.4	Consent of Ernst & Young AS

99.5	Press release dated June 23, 2014

THIS REPORT ON FORM 6-K, INCLUDING THE EXHIBITS HERETO (OTHER THAN EXHIBIT 99.5) IS HEREBY INCORPORATED BY REFERENCE INTO KNOT OFFSHORE PARTNERS LP’s REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195976), ORIGINALLY FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: June 23, 2014

	By:	/s/ ARILD VIK
		Name:	Arild Vik
		Title:	Chief Executive Officer and Chief Financial Officer